Exhibit 99.1

GDS Reports

Third Quarter 2024 Results

GDS Holdings Limited Reports Third Quarter 2024 Results

Shanghai, China, Nov 19, 2024 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Net revenue increased by 17.7% year-over-year (“Y-o-Y”) to RMB2,965.7 million (US$422.6 million) in the third quarter of 2024 (3Q2023: RMB2,519.0 million).

•	Net loss was RMB231.1 million (US$32.9 million) in the third quarter of 2024 (3Q2023: net loss of RMB420.8 million).

•	Adjusted EBITDA (non-GAAP) increased by 15.0% Y-o-Y to RMB1,295.7 million (US$184.6 million) in the third quarter of 2024 (3Q2023: RMB1,126.3 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 43.7% in the third quarter of 2024 (3Q2023: 44.7%).

Third Quarter 2024 Operating Highlights

•	Total area committed and pre-committed increased by 20.2% Y-o-Y to 785,692 sqm as of September 30, 2024 (September 30, 2023: 653,732 sqm).

•	Area in service increased by 16.8% Y-o-Y to 647,468 sqm as of September 30, 2024 (September 30, 2023: 554,210 sqm).

•	Commitment rate for area in service was 92.7% as of September 30, 2024 (September 30, 2023: 91.9%).

•	Area under construction was 234,741 sqm as of September 30, 2024 (September 30, 2023: 189,585 sqm).

•	Pre-commitment rate for area under construction was 79.2% as of September 30, 2024 (September 30, 2023: 76.1%).

•	Area utilized increased by 20.9% Y-o-Y to 481,819 sqm as of September 30, 2024 (September 30, 2023: 398,674 sqm).

•	Utilization rate for area in service was 74.4% as of September 30, 2024 (September 30, 2023: 71.9%).

“In the third quarter of 2024, we delivered solid performance across key strategic fronts,” said Mr. William Huang, Chairman and CEO of GDS. “In China, the accelerated move-in trend continued, as we executed our strategy of delivering the backlog while being selective on new orders. Internationally, our recent equity raise is a major step forward, and positions us well to capture the tremendous opportunities for growth in the international markets.”

“In the third quarter of 2024, we grew revenue by 18% and adjusted EBITDA by 15% year-over-year,” said Mr. Dan Newman, Chief Financial Officer. “The US$1 billion equity raise for GDSI will support our ambitious international expansion plans, further affirming the underlying value GDSI brings to our shareholders.”

Third Quarter 2024 Financial Results

Net revenue in the third quarter of 2024 was RMB2,965.7 million (US$422.6 million), a 17.7% increase over the same period last year of RMB2,519.0 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers and business growth.

•	Net revenue for China[1] was RMB2,619.6 million (US$373.3 million), a 6.1% increase over the same period last year of RMB2,470.1 million.

•	Net revenue for International[2] was RMB363.2 million (US$51.8 million), a 636.3% increase over the same period last year of RMB49.3 million.

1.	For the purpose of this earnings release, “China” or “GDSH” refers to GDS’s assets and operations in Mainland China, including third party data centers in Hong Kong and Macau. The reported segment financial numbers include the inter-company charges.
2.	For the purpose of this earnings release, “International” or “GDSI” refers to GDS’s assets and operations outside Mainland China, excluding third party data centers in Hong Kong and Macau. The reported segment financial numbers include the inter-company charges.

Cost of revenue in the third quarter of 2024 was RMB2,308.8 million (US$329.0 million), a 11.5% increase over the same period last year of RMB2,071.6 million. The Y-o-Y increase was in line with the continued growth of our business.

Gross profit was RMB656.9 million (US$93.6 million) in the third quarter of 2024, a 46.8% increase over the same period last year of RMB447.4 million.

Gross profit margin was 22.2% in the third quarter of 2024, compared with 17.8% in the same period last year. The Y-o-Y increase was mainly due to the ramp-up of our international business.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,502.3 million (US$214.1 million) in the third quarter of 2024, a 20.4% increase over the same period last year of RMB1,247.3 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 50.7% in the third quarter of 2024, compared with 49.5% in the same period last year. The Y-o-Y increase was mainly due to the ramp-up of our international business.

Selling and marketing expenses, excluding share-based compensation expenses of RMB7.3 million (US$1.0 million), were RMB27.7 million (US$3.9 million) in the third quarter of 2024, a 5.4% increase over the same period last year of RMB26.3 million (excluding share-based compensation of RMB12.6 million). The Y-o-Y increase was mainly due to fast expansion of our international business.

General and administrative expenses, excluding share-based compensation expenses of RMB31.0 million (US$4.4 million), depreciation and amortization expenses of RMB98.6 million (US$14.0 million) and operating lease cost relating to prepaid land use rights of RMB16.1 million (US$2.3 million), were RMB147.4 million (US$21.0 million) in the third quarter of 2024, a 32.4% increase over the same period last year of RMB111.3 million (excluding share-based compensation expenses of RMB53.3 million, depreciation and amortization expenses of RMB135.9 million and operating lease cost relating to prepaid land use rights of RMB16.8 million). The Y-o-Y increase was mainly due to fast expansion of our international business.

Research and development costs were RMB8.6 million (US$1.2 million) in the third quarter of 2024, compared with RMB10.5 million in the same period last year.

Net interest expenses for the third quarter of 2024 were RMB535.0 million (US$76.2 million), a 6.3% increase over the same period last year of RMB503.2 million. The Y-o-Y increase was mainly due to a higher level of total borrowings.

Foreign currency exchange loss for the third quarter of 2024 was RMB32.5 million (US$4.6 million), compared with a gain of RMB0.9 million in the same period last year.

Others, net for the third quarter of 2024 was RMB6.1 million (US$0.9 million), compared with RMB21.7 million in the same period last year.

Income tax benefits for the third quarter of 2024 were RMB10.0 million (US$1.4 million), compared with income tax expenses of RMB20.9 million in the same period last year.

Net loss in the third quarter of 2024 was RMB231.1 million (US$32.9 million), compared with a net loss of RMB420.8 million in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets. Adjusted EBITDA was RMB1,295.7 million (US$184.6 million) in the third quarter of 2024, a 15.0% increase over the same period last year of RMB1,126.3 million.

•	Adjusted EBITDA for China was RMB1,204.9 million (US$171.7 million), a 3.6% increase over the same period last year of RMB1,163.1 million.

•	Adjusted EBITDA for International was RMB97.0 million (US$13.8 million), compared with negative RMB36.5 million in the same period last year.

Adjusted EBITDA margin (non-GAAP) was 43.7% in the third quarter of 2024, compared with 44.7% in the same period last year. The Y-o-Y decrease was mainly due to higher level of corporate expenses for International business.

Basic and diluted loss per ordinary share in the third quarter of 2024 was RMB0.14 (US$0.02), compared with RMB0.30 in the same period last year.

Basic and diluted loss per American Depositary Share (“ADS”) in the third quarter of 2024 was RMB1.12 (US$0.16), compared with RMB2.37 in the same period last year.

Liquidity:

As of September 30, 2024, cash was RMB9,408.5 million (US$1,340.7 million).

•	Cash for GDSH was RMB7,757.9 million (US$1,105.5 million).

•	Cash for GDSI was RMB1,650.6 million (US$235.2 million).

Total short-term debt was RMB6,638.0 million (US$945.9 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB6,034.3 million (US$859.9 million), the current portion of convertible bonds payable of RMB561 thousand (US$80 thousand) and the current portion of finance lease and other financing obligations of RMB603.1 million (US$85.9 million). Total long-term debt was RMB42,648.0 million (US$6,077.3 million), comprised of long-term borrowings (excluding current portion) of RMB26,573.3 million (US$3,786.7 million), the non-current portion of convertible bonds payable of RMB8,356.5 million (US$1,190.8 million) and the non-current portion of finance lease and other financing obligations of RMB7,718.2 million (US$1,099.8 million).

•	Total gross debt for GDSH, comprised of short-term and long-term borrowings, convertible bonds payable and finance lease and other financing obligations, was RMB43,361.6 million (US$6,179.0 million).

•	Total gross debt for GDSI, comprised of short-term and long-term borrowings, was RMB5,924.4 million (US$844.2 million).

During the third quarter of 2024, the Company obtained new debt financing and refinancing facilities of RMB380.0 million (US$54.2 million), all for GDSH.

Third Quarter 2024 Operating Results

China

Sales

Total area committed and pre-committed at the end of the third quarter of 2024 was 626,783 sqm, compared with 609,140 sqm at the end of the third quarter of 2023 and 614,094 sqm at the end of the second quarter of 2024, an increase of 2.9% Y-o-Y and 2.1% quarter-over-quarter (“Q-o-Q”), respectively. In the third quarter of 2024, gross additional total area committed was 20,913 sqm, mainly contributed by data centers in Beijing and Langfang. Net additional total area committed was 12,689 sqm.

Data Center Resources

Area in service at the end of the third quarter of 2024 was 595,606 sqm, compared with 540,606 sqm at the end of the third quarter of 2023 and 580,165 sqm at the end of the second quarter of 2024, an increase of 10.2% Y-o-Y and 2.7% Q-o-Q. In the third quarter of 2024, net additional area in service for China was 15,441 sqm, mainly from data centers in Shanghai and Langfang.

Area under construction at the end of the third quarter of 2024 was 120,422 sqm, compared with 150,116 sqm at the end of the third quarter of 2023 and 117,861 sqm at the end of the second quarter of 2024, a decrease of 19.8% Y-o-Y and an increase of 2.2% Q-o-Q, respectively. During the third quarter of 2024, we initiated the construction of additional phases in existing data centers in Langfang, namely LF14 Phase 2, LF16 Phase 4 and LF18 Phase 2 & 3, with a total net floor area of 17,436 sqm and a pre-commitment rate of 85.1% across these new phases.

Commitment rate for area in service was 92.1% at the end of the third quarter of 2024, compared with 91.7% at the end of the third quarter of 2023 and 92.3% at the end of the second quarter of 2024. Pre-commitment rate for area under construction was 65.1% at the end of the third quarter of 2024, compared with 75.4% at the end of the third quarter of 2023 and 66.9% at the end of the second quarter of 2024.

Move-In

Area utilized at the end of the third quarter of 2024 was 438,654 sqm, compared with 393,225 sqm at the end of the third quarter of 2023 and 419,976 sqm at the end of the second quarter of 2024, an increase of 11.6% Y-o-Y and 4.4% Q-o-Q. In the third quarter of 2024, gross additional area utilized was 25,942 sqm, mainly contributed by data centers in Shanghai, Changshu, and Langfang. Net additional area utilized was 18,678 sqm.

Utilization rate for area in service was 73.6% at the end of the third quarter of 2024, compared with 72.7% at the end of the third quarter of 2023 and 72.4% at the end of the second quarter of 2024.

International

Sales

Total area committed and pre-committed at the end of the third quarter of 2024 was 158,910 sqm, compared with 44,593 sqm at the end of the third quarter of 2023 and 142,898 sqm at the end of the second quarter of 2024, an increase of 256.4% Y-o-Y and 11.2% Q-o-Q. In the third quarter of 2024, net additional total area committed was 16,011 sqm, mainly contributed from our NTP site in Johor, Malaysia, and NDP site in Batam, Indonesia.

Data Center Resources

Area in service at the end of the third quarter of 2024 was 51,862 sqm, compared with 13,605 sqm at the end of the third quarter of 2023 and 50,798 sqm at the end of the second quarter of 2024, an increase of 281.2% Y-o-Y and 2.1% Q-o-Q. In the third quarter of 2024, net additional area in service was 1,064 sqm, mainly from HK1 Phase 1 data center.

Area under construction at the end of the third quarter of 2024 was 114,319 sqm, compared with 39,469 sqm at the end of the third quarter of 2023 and 108,411 sqm at the end of the second quarter of 2024, an increase of 189.6% Y-o-Y and 5.4% Q-o-Q. During the third quarter of 2024, we initiated the construction of two new data centers on our NDP site in Batam, Indonesia, namely NDP2 and NDP3, with a total net floor area of 7,417 sqm, and both are 100% pre-committed.

Commitment rate for area in service was 99.3% at the end of the third quarter of 2024, compared with 100% at the end of the third quarter of 2023 and 95.2% at the end of the second quarter of 2024. Pre-commitment rate for area under construction was 93.9% at the end of the third quarter of 2024, compared with 78.5% at the end of the third quarter of 2023 and 87.2% at the end of the second quarter of 2024.

Move-In

Area utilized at the end of the third quarter of 2024 was 43,165 sqm, compared with 5,449 sqm at the end of the third quarter of 2023 and 42,698 sqm at the end of the second quarter of 2024, an increase of 692.1% Y-o-Y and 1.1% Q-o-Q. In the third quarter of 2024, net additional area utilized was 467 sqm, mainly contributed by NTP5 and HK1 data centers.

Utilization rate for area in service was 83.2% at the end of the third quarter of 2024, compared with 40.1% at the end of the third quarter of 2023 and 84.1% at the end of the second quarter of 2024.

Recent Development

On Oct. 29, 2024, the Company announced that its international affiliate, DigitalLand Holdings Limited (“GDS International” or “GDSI”), which acts as the holding company for GDSH’s data center assets and operations outside of mainland China, has entered into definitive agreements for certain institutional private equity investors to subscribe for US$1.0 billion of Series B convertible preferred shares (the “Series B”) newly issued by GDSI.

Post closing and on an as-converted basis, GDSH will own approximately 37.6% of the equity interest of GDSI in the form of ordinary shares. The value of GDSH’s equity interest in GDSI implied by the Series B subscription price is approximately US$1.3 billion, equivalent to approximately US$6.75 per American Depositary Share of GDSH. Post closing, GDSH will no longer consolidate GDSI for accounting purposes and GDSH will no longer have the right to appoint a majority of directors to the Board of GDSI.

Business Outlook

The Company confirms that the previously provided guidance of total revenues for the year of 2024 of RMB11,340 – RMB11,760 million, Adjusted EBITDA of RMB4,950 – RMB5,150 million remain unchanged.

The Company revised the previously provided capex guidance of RMB6,500 million, which includes RMB2,500 million for China and RMB4,000 million for International, to RMB 11,000 million, which includes RMB3,000 million for China as required to support move-in, and RMB8,000 million for International, reflecting an acceleration of business expansion.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on November 19, 2024 (9:00 p.m. Beijing Time on November 19, 2024) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI2347220aa72a4610bafc061a7977f70a

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in mainland China and, through an equity investment in its international affiliate, in Hong Kong and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

 GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2023	As of September 30, 2024
	RMB	RMB	US$
Assets
Current assets
Cash	7,710,711	9,408,464	1,340,695
Accounts receivable, net of allowance for credit losses	2,545,913	3,756,149	535,247
Value-added-tax (“VAT”) recoverable	214,385	248,551	35,418
Prepaid expenses and other current assets	512,644	882,448	125,748
Total current assets	10,983,653	14,295,612	2,037,108

Non-current assets
Property and equipment, net	47,499,494	52,048,470	7,416,848
Prepaid land use rights, net	22,388	21,927	3,125
Operating lease right-of-use assets	5,436,288	5,332,954	759,940
Goodwill and intangible assets, net	7,765,055	7,607,461	1,084,055
Other non-current assets	2,739,812	3,035,849	432,604
Total non-current assets	63,463,037	68,046,661	9,696,572
Total assets	74,446,690	82,342,273	11,733,680

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,833,953	6,034,303	859,881
Convertible bonds payable, current	0	561	80
Accounts payable	3,424,937	3,640,199	518,724
Accrued expenses and other payables	1,318,336	1,533,221	218,482
Operating lease liabilities, current	180,403	166,279	23,695
Finance lease and other financing obligations, current	547,847	603,099	85,941
Total current liabilities	8,305,476	11,977,662	1,706,803

Non-current liabilities
Long-term borrowings, excluding current portion	26,706,256	26,573,316	3,786,667
Convertible bonds payable, non-current	8,434,766	8,356,467	1,190,787
Operating lease liabilities, non-current	1,395,981	1,325,820	188,928
Finance lease and other financing obligations, non-current	7,894,185	7,718,233	1,099,839
Other long-term liabilities	1,586,223	1,597,397	227,627
Total non-current liabilities	46,017,411	45,571,233	6,493,848
Total liabilities	54,322,887	57,548,895	8,200,651

Mezzanine equity
Redeemable preferred shares	1,064,766	1,053,300	150,094
Redeemable non-controlling interests	0	4,797,484	683,636
Total mezzanine equity	1,064,766	5,850,784	833,730

GDS Holdings Limited shareholders’ equity
Ordinary shares	516	527	75
Additional paid-in capital	29,337,095	29,513,306	4,205,612
Accumulated other comprehensive loss	(974,393)	(661,437)	(94,254)
Accumulated deficit	(9,469,758)	(10,233,666)	(1,458,286)
Total GDS Holdings Limited shareholders’ equity	18,893,460	18,618,730	2,653,147
Non-controlling interests	165,577	323,864	46,152
Total equity	19,059,037	18,942,594	2,699,299

Total liabilities, mezzanine equity and equity	74,446,690	82,342,273	11,733,680

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,518,978	2,826,369	2,965,713	422,611	7,399,447	8,419,449	1,199,762
Equipment sales	55	0	0	0	564	0	0
Total net revenue	2,519,033	2,826,369	2,965,713	422,611	7,400,011	8,419,449	1,199,762
Cost of revenue	(2,071,584)	(2,188,544)	(2,308,792)	(329,000)	(5,909,878)	(6,551,029)	(933,514)
Gross profit	447,449	637,825	656,921	93,611	1,490,133	1,868,420	266,248

Operating expenses
Selling and marketing expenses	(38,912)	(26,516)	(35,020)	(4,990)	(108,946)	(95,164)	(13,561)
General and administrative expenses	(317,326)	(284,787)	(293,022)	(41,755)	(876,349)	(888,644)	(126,631)
Research and development expenses	(10,529)	(10,889)	(8,628)	(1,229)	(25,359)	(29,497)	(4,203)
Income from operations	80,682	315,633	320,251	45,637	479,479	855,115	121,853
Other income (expenses):
Net interest expenses	(503,156)	(505,231)	(535,008)	(76,238)	(1,457,055)	(1,543,715)	(219,978)
Foreign currency exchange gain (loss), net	908	11,829	(32,500)	(4,631)	(1,114)	(25,198)	(3,591)
Others, net	21,680	5,876	6,140	875	67,716	18,250	2,601
Loss before income taxes	(399,886)	(171,893)	(241,117)	(34,357)	(910,974)	(695,548)	(99,115)
Income tax (expenses) benefits	(20,945)	(59,875)	10,008	1,426	(209,775)	(112,260)	(15,997)
Net loss	(420,831)	(231,768)	(231,109)	(32,931)	(1,120,749)	(807,808)	(115,112)
Net (income) loss attributable to non-controlling interests	(350)	(3,438)	3,337	476	(3,350)	(997)	(142)
Net loss attributable to redeemable non-controlling interests	0	9,465	35,432	5,049	0	44,897	6,398
Net loss attributable to GDS Holdings Limited shareholders	(421,181)	(225,741)	(192,340)	(27,406)	(1,124,099)	(763,908)	(108,856)
Cumulative dividend on redeemable preferred shares	(13,745)	(13,477)	(13,618)	(1,941)	(39,946)	(40,553)	(5,779)
Net loss available to GDS Holdings Limited ordinary shareholders	(434,926)	(239,218)	(205,958)	(29,347)	(1,164,045)	(804,461)	(114,635)

Loss per ordinary share
Basic and diluted	(0.30)	(0.16)	(0.14)	(0.02)	(0.79)	(0.55)	(0.08)

Weighted average number of ordinary share outstanding
Basic and diluted	1,468,336,869	1,470,013,200	1,476,130,132	1,476,130,132	1,467,583,364	1,472,056,703	1,472,056,703

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(420,831)	(231,768)	(231,109)	(32,931)	(1,120,749)	(807,808)	(115,112)
Foreign currency translation adjustments, net of nil tax	20,261	(16,334)	538,739	76,770	(242,792)	466,380	66,459
Comprehensive (loss) income	(400,570)	(248,102)	307,630	43,839	(1,363,541)	(341,428)	(48,653)
Comprehensive income attributable to non-controlling interests	(6)	(2,323)	(5,287)	(753)	(3,897)	(7,707)	(1,098)
Comprehensive loss (income) attributable to redeemable non-controlling interests	0	5,548	(107,365)	(15,299)	0	(101,817)	(14,509)
Comprehensive (loss) income attributable to GDS Holdings Limited shareholders	(400,576)	(244,877)	194,978	27,787	(1,367,438)	(450,952)	(64,260)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(420,831)	(231,768)	(231,109)	(32,931)	(1,120,749)	(807,808)	(115,112)
Depreciation and amortization	886,142	874,168	911,274	129,856	2,603,610	2,642,181	376,508
Amortization of debt issuance cost and debt discount	42,058	31,364	41,859	5,965	131,976	111,785	15,929
Share-based compensation expense	107,957	75,682	61,194	8,720	255,851	213,522	30,427
Others	11,356	(34,653)	(73,811)	(10,518)	15,788	(96,237)	(13,714)
Changes in operating assets and liabilities	(116,236)	(260,556)	(67,893)	(9,675)	(770,609)	(1,092,664)	(155,703)
Net cash provided by operating activities	510,446	454,237	641,514	91,417	1,115,867	970,779	138,335

Purchase of property and equipment and land use rights	(1,478,410)	(1,960,947)	(2,898,805)	(413,077)	(4,935,688)	(6,454,859)	(919,811)
Payments related to acquisitions and investments	(94,000)	(70,791)	0	0	(236,448)	(70,791)	(10,088)
Net cash used in investing activities	(1,572,410)	(2,031,738)	(2,898,805)	(413,077)	(5,172,136)	(6,525,650)	(929,899)

Net proceeds from financing activities	442,341	3,833,394	1,941,787	276,704	2,765,599	7,397,150	1,054,086
Net cash provided by financing activities	442,341	3,833,394	1,941,787	276,704	2,765,599	7,397,150	1,054,086
Effect of exchange rate changes on cash and restricted cash	(10,222)	30,883	(28,109)	(4,008)	149,597	(7,135)	(1,016)

Net (decrease) increase of cash and restricted cash	(629,845)	2,286,776	(343,613)	(48,965)	(1,141,073)	1,835,144	261,506
Cash and restricted cash at beginning of period	8,370,564	7,809,913	10,096,689	1,438,767	8,882,066	7,917,932	1,128,296
Reclassification as assets of disposal group classified as held for sale	(324)	0	0	0	(598)	0	0
Cash and restricted cash at end of period	7,740,395	10,096,689	9,753,076	1,389,802	7,740,395	9,753,076	1,389,802

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	447,449	637,825	656,921	93,611	1,490,133	1,868,420	266,248
Depreciation and amortization	748,658	773,302	811,434	115,628	2,215,559	2,340,696	333,548
Operating lease cost relating to prepaid land use rights	10,434	10,706	11,536	1,644	28,177	32,876	4,685
Accretion expenses for asset retirement costs	1,708	1,690	1,730	247	5,165	4,908	699
Share-based compensation expenses	39,005	27,934	20,678	2,947	87,401	74,936	10,678
Adjusted GP	1,247,254	1,451,457	1,502,299	214,077	3,826,435	4,321,836	615,858
Adjusted GP margin	49.5%	51.4%	50.7%	50.7%	51.7%	51.3%	51.3%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(420,831)	(231,768)	(231,109)	(32,931)	(1,120,749)	(807,808)	(115,112)
Net interest expenses	503,156	505,231	535,008	76,238	1,457,055	1,543,715	219,978
Income tax expenses (benefits)	20,945	59,875	(10,008)	(1,426)	209,775	112,260	15,997
Depreciation and amortization	886,142	874,168	911,274	129,856	2,603,610	2,642,181	376,508
Operating lease cost relating to prepaid land use rights	27,211	27,316	27,602	3,933	80,760	82,521	11,759
Accretion expenses for asset retirement costs	1,708	1,690	1,730	247	5,165	4,908	699
Share-based compensation expenses	107,957	75,682	61,194	8,720	255,851	213,522	30,427
Adjusted EBITDA	1,126,288	1,312,194	1,295,691	184,637	3,491,467	3,791,299	540,256
Adjusted EBITDA margin	44.7%	46.4%	43.7%	43.7%	47.2%	45.0%	45.0%

GDS HOLDINGS LIMITED

SELECTED SEGMENT INFORMATION

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended September 30, 2023				Three months ended June 30, 2024				Three months ended September 30, 2024
	GDSH	GDSI	Elimination	Total	GDSH	GDSI	Elimination	Total	GDSH	GDSI	Elimination	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Net revenue	2,470,125	49,328	(420)	2,519,033	2,579,594	255,533	(8,758)	2,826,369	2,619,578	363,209	(17,074)	2,965,713	422,611

Net loss	(309,236)	(111,272)	(323)	(420,831)	(172,845)	(55,666)	(3,257)	(231,768)	(152,146)	(76,227)	(2,736)	(231,109)	(32,931)
Net interest expenses	468,951	34,205	0	503,156	450,271	57,043	(2,083)	505,231	463,327	74,999	(3,318)	535,008	76,238
Income tax expenses (benefits)	20,943	2	0	20,945	59,864	11	0	59,875	(347)	(9,661)	0	(10,008)	(1,426)
Depreciation and amortization	845,901	40,241	0	886,142	790,901	83,430	(163)	874,168	803,535	107,903	(164)	911,274	129,856
Operating lease cost relating to prepaid land use rights	26,907	304	0	27,211	27,603	(287)	0	27,316	27,602	0	0	27,602	3,933
Accretion expenses for asset retirement costs	1,656	52	0	1,708	1,690	0	0	1,690	1,730	0	0	1,730	247
Share-based compensation expenses	107,957	0	0	107,957	75,682	0	0	75,682	61,194	0	0	61,194	8,720
Adjusted EBITDA	1,163,079	(36,468)	(323)	1,126,288	1,233,166	84,531	(5,503)	1,312,194	1,204,895	97,014	(6,218)	1,295,691	184,637

Net cash provided by (used in) operating activities	578,723	(68,277)	0	510,446	599,443	(106,926)	(38,280)	454,237	639,878	1,636	0	641,514	91,417

Net cash (used in) provided by investing activities	(1,355,859)	(804,475)	587,924	(1,572,410)	654,451	(1,146,380)	(1,539,809)	(2,031,738)	(788,123)	(2,110,682)	0	(2,898,805)	(413,077)
- Purchase of property and equipment and land use rights	(673,935)	(804,475)	0	(1,478,410)	(852,847)	(1,146,380)	38,280	(1,960,947)	(788,123)	(2,110,682)	0	(2,898,805)	(413,077)
- Payments related to acquisitions and investments	(94,000)	0	0	(94,000)	(70,791)	0	0	(70,791)	0	0	0	0	0
- GDSH investment in GDSI	(587,924)	0	587,924	0	1,578,089	0	(1,578,089)	0	0	0	0	0	0

Net cash provided by (used in) financing activities	81,629	948,636	(587,924)	442,341	(119,209)	2,374,514	1,578,089	3,833,394	(392,325)	2,334,112	0	1,941,787	276,704

GDS HOLDINGS LIMITED

SELECTED SEGMENT INFORMATION CONT’D

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2023	As of September 30, 2024
	RMB	RMB	US$
Property and equipment, net
GDSH	40,098,416	40,210,445	5,729,943
GDSI	7,408,567	11,855,262	1,689,361
Elimination	(7,489)	(17,237)	(2,456)
Total	47,499,494	52,048,470	7,416,848

Gross debt (Note)
GDSH	42,547,203	43,361,579	6,178,975
GDSI	5,170,653	5,924,400	844,220
Elimination	(1,300,849)	0	0
Total	46,417,007	49,285,979	7,023,195

Cash
GDSH	7,301,976	7,757,903	1,105,492
GDSI	408,735	1,650,561	235,203
Total	7,710,711	9,408,464	1,340,695

Note: Gross debt comprised of short-term and long-term borrowings, convertible bonds payable and finance lease and other financing obligations. For GDSI, for December 31, 2023, gross debt also includes the amounts due to GDSH.